EXHIBIT (d)(49)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC. AND
JENNISON ASSOCIATES LLC

THIS AMENDMENT is made as of November 18, 2010 to the Sub-Advisory Agreement dated September 16, 2009, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and Jennison Associates LLC (“Jennison” or the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A. Schedule A to the Sub-Advisory Agreement is hereby deleted entirely and replaced as follows:

FUNDS	SUB-ADVISER COMPENSATION*

Transamerica Partners Large Growth**	First $250 million	0.40%
	Over $250 million up to $500 million	0.35%
	Over $500 million up to $1 billion	0.30%
	Over $1 billion up to $1.5 billion	0.25%
	Over $1.5 billion	0.22%

*	As a percentage of average daily net assets on an annual basis.

**	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Jennison Growth, Transamerica Jennison Growth VP and the portion of the assets of Transamerica Partners Large Growth Portfolio that are sub-advised by Jennison.

In all other respects, the Sub-Advisory Agreement dated as of September 16, 2009, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of November 18, 2010.

TRANSAMERICA ASSET MANAGEMENT, INC.
By:

Name:	Christopher A. Staples

Title:	Senior Vice President

JENNISON ASSOCIATES LLC
By:

Name:	Kenneth Moore

Title:	CAO